EXHIBIT 99.1

Statoil ASA: Notifiable trading

The following close associate to a primary insider in Statoil ASA (OSE:STL, NYSE:STO) has sold shares in Statoil ASA:

Alf Torstensen, close associate to Siv Helen Rygh Torstensen, leader of the CEO office in Statoil ASA has on 2 November 2017 sold 300 shares in Statoil ASA at a price of NOK 166,60 per share and will after the sale hold 1212 shares in Statoil ASA.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.